Filed by Essex Properties Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: BRE Properties, Inc.
Commission File No.: 001-14306

The following conference call was held with the public on December 19, 2013:

Essex Property Trust, Inc. and BRE Properties, Inc.
Conference Call
December 19, 2013

Operator:                                                                    Good morning, ladies and gentlemen.  Thank you for standing by.  Welcome to today's conference call to discuss the combination of Essex Property Trust and BRE Properties.  At this time, all lines have been placed in a listen-only mode.  After the speakers' remarks, there will be an opportunity to ask questions.  As a reminder, this call is being recorded.  A replay of the conference call and the webcast will be available on the Essex Property website.

And now it's my pleasure to turn the call over to Barb Pak, Director of Investor Relations for Essex.  Please go ahead.

Barb Pak:                                                                   Good morning and welcome to the conference call to discuss the combination of Essex and BRE Properties which was announced earlier this morning.  Before we begin, I'd like to remind everyone that certain matters discussed on this conference call contain forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are subject to several assumptions, risks, and uncertainties.  The Companies assume no obligation to update or supplement these statements that become untrue because of subsequent events.  Please refer to the forward-looking statements section of the joint press release issued by the Companies announcing the transaction.

In addition, we have posted an investor presentation on each Company's website that further details this transaction.

Finally, given that this transaction is subject to approval of both Essex and BRE stockholders, we may not be able to answer all of your questions you might have today.  We will file a joint proxy statement covering this transaction in the near future, and we urge all stockholders to carefully read it and any other relevant information that either Company may file with the SEC.

Now I'll turn the call over to Michael Schall, President and Chief Executive Officer for Essex.

Michael Schall:                                                     Thank you, Barb.  We appreciate everyone's participation on the call.  I'm very pleased to be here this morning with Connie Moore, CEO of BRE Properties, to discuss the merger agreement we announced earlier today.  I would like to thank Connie and her team for their focused and thoughtful efforts over the past several weeks.

Let me begin by commenting on the results of the transaction.  The combined entity will be the third-largest multifamily REIT with a total market capitalization of approximately 15 billion and over 55,000 units located in the high-barrier coastal markets of California and Washington.  We will have the largest West Coast portfolio as compared to other public multifamily REITs.  The increased scale is expected to provide advantages in cost-to-capital, market knowledge, investments, people, and processes.  We will be the only West Coast pure play in the public multifamily REIT space.  As a result of these and other factors, we are very excited about the transaction.

In recent years, Essex and BRE have followed similar strategic paths.  We have both disposed of non-core properties and now have an approximate 90% overlap in geographies, with over half of BRE's portfolio located within two miles of an Essex property.  Our balance sheets are low leverage and otherwise very comparable, and our development pipelines are similar as to quality, design, and location.  Each Company has complementary strengths.  Connie and I share a vision, which is the inspiration for this transaction, combining the best of both Companies, resulting in a preeminent West Coast multifamily REIT.

As indicated at our recent Investor Day discussion, company size has both potential benefits and drawbacks.  With greater scale, we expect to identify opportunities to become more efficient and to improve execution through greater specialization in a variety of areas, such as procurement and marketing.  We also expect that our cost-to-capital will improve due to greater float and lower credit spreads on borrowing.

A key question is whether the spread of acquisition yields over our cost of funds can increase by the same percentage as the share count, which expands 56% as a result of this transaction; over the past several years, that spread has been about 30 basis points and is much less now, given declining multiples throughout the multifamily space.  To get the same per share external growth with a higher share count, we need our match-funded cost-to- capital, excluding the growth component, to improve by about 17 basis points, or 56% higher than the 30 basis points we referred to above.  We believe that, over time, this is achievable with the proposed merger.  In addition, a lower cost-to- capital makes more deals accretive to core FFO, leading us to believe that, again over time, we will be able to increase acquisition transaction volumes.

On the development side, combining our resources should lead to little or no change in the relative size or return expectations from the development program.  As noted in our Investor Day presentation, we generally expect to reduce the size of our development exposure as we enter the later stages of the economic cycle.

We believe that now is a great time to focus on the operating platform.  This has been our plan, and combining with BRE provides a significant head start in this endeavor.  We will immediately commence the planning effort for this activity.

At this point, we believe that our annual synergies will approximately equal the impact of Prop 13 reassessments.  For several reasons, we don't want to go into the detail about our operating assumptions at this point.  It is our belief that we will realize more synergies in coming years as we integrate the two portfolios.

This was a substantial transaction and will require a concerted integration effort.  We've identified an Integration team led by John Burkhart, who is the Executive Vice President of Asset Management and has been with Essex for over 20 years.  John Burkhart will work closely with both teams to jointly implement the integration plan.  A key objective is to identify the best of both Companies and to smoothly integrate the people, systems, and processes to create a better Company, a Company that develops its people, provides excellent customer service, and generates sector-leading returns to its shareholders.

Now I'd like to briefly review the major terms of the proposed transaction.  Each BRE share will be exchanged for 0.2971 shares of ESS common stock and will receive $12.33 in cash.  The pricing of the deal is the same as noted in the press releases that were distributed by Essex and BRE on Monday, December 9, 2013.  The cash portion of the transaction is being funded through a combination of asset sales and/or new joint venture formation and possibly new debt financings.  We also have a committed bridge loan that can be drawn upon, if necessary.  Up to this point, we have not discussed the transaction with potential institutional partners, and therefore, the details of these plans will be forthcoming.  Upon completion of the transaction, Essex shareholders are expected to own approximately 63% and BRE shareholders approximately 37% of the combined Company.  We expect to maintain the current ESS common stock dividend of $4.84 per share on an annual basis.

The financial condition of both BRE and Essex are very strong coming into the transaction, and so the combination results in one of the largest and strongest balance sheets in the REIT sector.  We expect the unsecured debt profile of the Companies to improve due to a broader investor base and greater liquidity that should, over time, result in lower cost-to-capital.  We estimate that the transaction is NAV neutral and accretive to its first-year core FFO by approximately $0.05 to $0.08 per share.  Completion of the transaction, which we expect to occur late in the first quarter of 2014, is subject to the approval of a majority of shareholders of both Companies and the satisfaction of customary closing conditions.

In closing, we're very excited about this transaction and look forward to leveraging the talents of the combined organization to create a preeminent West Coast apartment REIT.  Thank you so much for joining the call.  Now I'd like to turn the call over to Connie.

Constance Moore:                                              Thanks, Mike.  For over a year, BRE's Board and Management team have been focused on evaluating alternatives to maximize shareholder value.  After conducting a thorough process and considering a broad range of potentially value-enhancing strategic alternatives, our Board determined that this transaction is in the best interests of our shareholders.  Essex is a proven leader in the industry with a track record of strong performance and a solid financial foundation.  We believe this combination, which will create the preeminent West Coast apartment REIT, is the best way to accelerate our strategic plan and create an organization with greater reach, capabilities, and financial resources.

On behalf of the Board and Management team, we are pleased that BRE shareholders will receive compelling and immediate value for their shares, as well as the opportunity to participate in the upside potential inherent in this powerful combination.  For our talented employees, we expect this transaction to create many opportunities as part of a larger, more diversified organization with the scale and resources to deliver superior growth.

The BRE team has been focused on maximizing and operating performance and profile of our portfolio and executing on our development pipeline.  I am confident that the future is bright for this combined Company.  I look forward to working diligently with the Essex team on a seamless integration as we continue to build the preeminent multifamily Company in this space.

So now with that, let me turn it back over to the Operator for questions.

Operator:                                                                    Thank you.  We will now begin the question-and-answer session.  The Companies will take one question and one additional follow-up question from each caller.  To ask a question, please press star, one, on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press star, two, if you would like to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.  At this time, we will pause momentarily to assemble our roster.

Our first question comes from Ryan Bennett with Zelman & Associates.  Please proceed with your question.

Ryan Bennett:                                                        Good morning, thanks for taking the call.  Mike, if you could just expand upon a little bit, I know you talked about it at your Investor Day, you know, a three-year plan, obviously; that seems, to some degree with this merger.  Can you just talk about again the size that you're targeting for the Company longer-term, and with the leverage kind of going to over 7.5 times pro forma what you're kind of thinking, you know, long-term target there and what that means for additional asset sales outside of the JV that you'll construct in concert with this transaction?

Michael Schall:                                                    Sure.  I want to make sure I get all those pieces to the question, so Mike Dance is next to me; maybe he'll help me out, if I'm missing anything.

I guess as to the Company size question, you know, I view this as being complementary.  We had, you know, competed against one another in a variety of ways, the two Companies, and I think that there's a comfortable place.  We haven't really increased the size of the market, and so having a little bit larger Company size makes sense to us.  We think that—again, back to the concept of taking the best of both Companies and putting them together will be beneficial for shareholders.  An example of that is the expectation to form an institutional venture that replicates the Essex strategy for the combined entity.  And so, you know, we think that makes sense.

There's a host of things that BRE does very well as well that we hope to adopt, as I look at their—certainly their website, marketing programs, how they do procurement, and a variety of other areas.  So, there's a—I think there's a comfortable place on Company size.  Again, we didn't change the marketplace; we are now working together in a coordinated way which I think is incrementally beneficial and allows us to be a little bit greater size.

As to the leverage, you know, we've looked at leverage and we believe that when we deliver the development pipeline that there is a nice reduction in leverage going out into '14 and '15, and so we think that that will resolve itself.  We think it's, you know, very modest within the context of the combined entity, and we think it's very workable and we don't see that as a major issue.

Ryan Bennett:                                                        Okay, got it.  Then just as the one follow-up, in terms of, you know, the accretion levels that you put out in the press release, how much of that is driven by, you know, operations and savings versus what percentage is driven by financing?  Specifically, are there any non-cash items that kind of spur the accretion here, either on debt mark-to-market or anything else that we should be thinking about, you know, as it being accretive to cash flow as well as core FFO?

Michael Schall:                                                    Yes, let's see.  There is a debt mark-to-market component, and I don't know what the exact amount per share is, so—but there is that element.  But again, we—when we underwrite acquisitions, we have that debt mark-to-market.  We factor that in by looking at the net present value of the total obligation and, you know, adjust that into the transaction price.  So we don't view that as an FFO matter; we view it more as an investment underwriting matter.  In this case, we underwrote every asset as we have—you know, everything that we've purchased over time, and we made all the adjustments that we'd ordinarily make, including the debt adjustment.  So the fact that there's a debt adjustment, in our view, is not really that significant.

Michael Dance:                                                      Just as—the debt mark-to-market is 22 million per year.

Michael Schall:                                                     Twenty-two million a year, okay.  Then actually, let me make the other comment.  You know, I don't want to on the call go into our underwriting details.  In the script, we—and in the press release, we alluded to the fact that synergies and Prop 13 savings were approximately the same amount.  But again, this is now a transaction in the marketplace.  It's not closed until it closes.  So, you know, we don't want to be in a position where we're talking about more specific assumptions on a property-by-property basis.

Ryan Bennett:                                                         Okay, thanks.

Operator:                                                                    Our next question is from Anthony Paolone with JP Morgan.  Please proceed with your question.

Anthony Paolone:                                               Thank you and good morning.  Mike, at your Investor Day you guys seemed to allude to stock trading below NAV, and so you mentioned this deal being NAV neutral; a large part of it's being done with stock.  Is BRE's NAV, as you guys saw, at $56, give or take?  Or is this—or are you getting it kind of below that because you're issuing stock below your NAV?  I'm just trying to triangulate that.

Michael Schall:                                                     What we did in the underwriting process is we underwrite—underwrote every BRE property, and we have an NAV—internal NAV model for the Company, and we had that—we had them side-by-side and we were looking at, you know, cap rates.  Again, as I mentioned, 50% of BRE's portfolio is located within two miles of an Essex property, and therefore, there's a lot of similarities here.  And so the—what we were trying to do is, you know, side-by-side analysis of NAVs using the same cap rates, using market information and, you know, again, based on that analysis, we see this as an NAV push, in effect.  In other words, the price was strongly influenced by NAV.  But I don't want to go into details.  I think you guys can figure out what that means.  So again, I don't want to go into the details of how we underwrote the transaction or, you know, what our detailed calculation of NAV is on the Essex side, at this point.

Anthony Paolone:                                               Okay, and then just a follow-up on the last—I think Mike Dance mentioned $22 million a year on the debt mark-to-market.  So, does that mean if you didn't mark—that means the interest expense would be $22 million less than, for instance, what BRE shows on its P&L currently?  Is that what that means?  I'm just trying to understand that.

Michael Dance:                                                      That's correct.

Anthony Paolone:                                               Okay, so if it—you know, not for that—so net of that you're getting the $0.05 to $0.08 of accretion.  Without the debt mark it would not have been—it would've actually flipped the other way, it seems.

Michael Dance:                                                     Yes.

Anthony Paolone:                                               Okay, thank you.

Operator:                                                                    Our next question comes from Andrew Rosivach with Goldman Sachs.  Please proceed with your question.

Andrew Rosivach:                                              Hey, guys.  Another caller already alluded to the Investor Day a month ago that, you know, you had a market cap that you're not now inside of yet, the debt to market target, that you're not now inside of.  I also just wanted to hit you've got this bar on Slide 82, you now have in front of you, but it's the NAV impact that you had within your existing portfolio.  A big piece of it was condo optionality and also the development pipeline and forgive me if I'm wrong, but there's not much condo optionality in BRE, and some of the development pipeline is the Wilshire legacy land in L.A.  I'm just wondering, when you made your NAV neutral comment, did it take into account these factors?

Michael Schall:                                                     Andrew, this is Mike.  You know, it—I think we did take those into account.  For just big picture, the way that we look at this transaction, we think that the growth rate of the two portfolios, the NAV of the two portfolios, and the redevelopment opportunity represented by the two portfolios are, you know, essentially the same.  We see FFO as mildly accretive, and you can talk about the debt mark-to-market, but the reality is the current market rate debt is how we should measure, in our view, FFO.  Again, we—the primary adjustment we use for debt mark-to-market is as a—take the net present value of the difference between market rate debt and the existing debt, and we use that as an adjustment into the value of the property.  So we look at it a little bit differently than you do, but so—and we can argue and debate that—but our view is, again, FFO mildly accretive.

The part that we think is mildly dilutive on a portfolio basis is the condo optionality piece.  As you all have pointed out and as we mentioned at the Investor Day, we have—we've amassed a pretty sizable condo portfolio, and so we have more shares to distribute that over, and we give you that.  But I—but as I—again, as I think of the transaction, I have that as—we have the dilutive—slightly dilutive category, but then you have the part that I think is strongly positive, because we had roughly 6,000 units in the condo optionality area, but we have 55,000 units that get the benefit of the platform enhancements that I think are very real, and again, I think that the Companies are complementary in terms of how they looked at the world, how they structured their systems, processes, et cetera.  So my view is that the benefit of the platform and the potential for cost-to-capital saving—cost-to-capital synergies outweighs and is more important than the minor dilution represented by the condo optionality.

Andrew Rosivach:                                              Sorry, Michael, but you talked about the—kind of the platform value.  Is there anything above and beyond just kind of cost savings that you're alluding to?

Michael Schall:                                                    I think so.  I mean, I think that, you know, for a variety of areas size does actually matter.  If you take marketing, for example, marketing within very concentrated areas that we both operate, I think that there are some benefits, certainly benefits applies in that area, procurement.  Similarly, some of the benefits that I think that we haven't really underwritten are things like, you know, the clustering effect of having properties nearby one another and sharing staff and some of the resources that are associated with those things.  So yes, I think there's benefits beyond what we've underwritten as part of the, you know, sort of Prop 13 offset impact.

Andrew Rosivach:                                              No, thanks.  I'll yield, but I think if you go back a month ago it doesn't jump out at you that size was important to the Company.

Michael Schall:                                                    Well, I mean, I would say that that continues to be the case.  Again, you know, the size discussion has always been framed by, you know, a couple of things.  What is the impact on our external growth?  Essex has generated very significant external growth over a long period of time, and we need that—we want that component to continue to drive our program going forward.

So that was the other part, which I put in the script because it's so important to us and I know it's important to all of you, that if we can believe that we have not impacted negatively our external growth by virtue of having 56% more shares, then we feel pretty comfortable with that.  That's our belief.  We think that the cost-to-capital savings are real, and so we are going to, you know, focus on that.

I'd go back to—and just, you know, you all know us well, been around a long time.  I don't see anything in our history that would indicate that we're doing this solely for the basis of getting bigger.  That has never been what has driven us.

Andrew Rosenbach:                                         We're counting on you, Mike.

Michael Schall:                                                     I appreciate that.

Andrew Rosenbach:                                          I'll jump back in the queue.  Thanks everybody.

Operator:                                                                    Our next question is from Michael Salinsky with RBC Capital Markets.  Please proceed with your question.  Mr. Salinsky, your line is live.

Michael Salinsky:                                             Oh, thank you.  Sorry about that.  Mike, just going back to your Investor Day, you talked about Northern California and Seattle being a higher growth rate, yet BRE's portfolio tends to be more Southern California.  As we think about the joint venture, should we expect a disproportionate amount of the assets to be unloaded into the joint venture in Southern California and to kind of maintain that target, or has that thought process of Southern California versus Northern California at this point changed?

Michael Schall:                                                    Yes, I think the dynamic there is the incredible outperformance of the north relative to the south, and—which, you know, candidly, we didn't expect to be quite as dramatic as it's been.  In the north, we've seen somewhere around 55% rent growth from the bottom; in Southern California, less than that.  So as we've talked about on several conference calls, yes, will the growth rates converge, or will there be a point at which Northern Cal and Seattle slow enough and Southern California pick up enough that in effect you end up with similar growth rates, and that is the scenario that we ended up with when we underwrote this transaction.  Over a five-year basis, we think that the growth rates are going to be similar.

In terms of the JV formation, as I noted in the—in my script, we have not talked to our institutional partners at this point in time.  That was not allowed in the process, and so we will begin those conversations quickly.  But we have some idea—we have a variety of ideas with respect to what might go into the JV.  Some of it is market-driven.  Some of it is—actually, most of it's market-driven in terms of the quality of the market; less so quality of—less so of north versus south, but more so, you know, what is the location within the broader marketplace.

Michael Salinsky:                                             Okay.  BRE had also identified a recycling plan to reduce some of the older assets in the portfolio in less desirable locations.  Is that something you'd expect to continue, or is that basically being put on hold at this point?

Michael Schall:                                                    At this point in time, there are some assets that they are in the process of disposing and, you know, we agree with those plans.  In terms of, again, the broader portfolio, I think that it's premature to talk about exactly what we're going to do.  Yes, I think that there needs to be more of a process of, you know, really understanding the portfolios and laying them side-by-side.  As you all can imagine, this has been sort of a whirlwind over the last month or so, and so a lot of that very detailed, thoughtful planning and analysis has not been completed at this point in time, and it is forthcoming.

Michael Salinsky:                                             Mike, finally, as we think about the growth dynamics of Essex versus BRE, Essex has historically grown more through acquisitions.  BRE's been a pretty aggressive developer.  As you look for the Company going forward, I mean, are there any—should we expect any change in Essex's long-term strategy, and what's your comfort level with development, particularly at this  point in the cycle?

Michael Schall:                                                    Yes, you know, also I touched on that in the comments.  As a general statement, development, we think, is important.  We think that both Companies have similar pro rata development exposures overall, if you look, you know, beyond the existing deals, but the shadow pipelines as well.  As we've said in the Investor Day call, we intend to scale back development, which I think is essentially pre-programmed into both Companies' plan at this point in time, you know, as we go through the economic cycle.  So I think we're pretty much on the same page there, and again, the overall development exposure is pretty comparable.

Michael Salinsky:                                             Okay.  Thanks, Mike.

Operator:                                                                    Our next question is from Tayo Okusanya with Jefferies.  Please proceed with your question.

Omotayo Okusanya:                                       Yes, just two quick ones.  First one, in regards to the potential asset sales, is there any way we could kind of get a sense just how large that could be going forward?

Michael Schall:                                                    Sure.  I mean really, the size of the cash portion was based on the—you know, forming an institutional venture of some sort, and so the size is about a billion dollars.  Again, it's really replicating what we think has been a very successful strategy on the Essex part in using those joint venture relationships, especially at times when, you know, cost-of-capital was not that attractive.  So we use it as an alternative cost-of-capital when we don't want to issue the stock, and we think that that's what we want to do in the future as a combined entity.  Again, I think that they're—you know, I talked about complementary strengths.  I think that that's—on the Essex side, that's one of our complementary strengths that we have really spent a lot of time and effort over the last 10 years perfecting and, you know, building into something that was very additive to our overall results.

Omotayo Okusanya:                                        Okay, that's helpful.  Then second part, I know you don't want to get into details about the synergies, but just in between G&A savings and then there's property level operations, could you talk a little bit about what piece is kind of contributing more towards the synergies versus the other piece?

Michael Schall:                                                     You know, again, I really don't want to go into those details.  Maybe we can give you a little bit more color in that the property level versus the corporate level are, you know, roughly similar amounts.  But again, I don't want to go through a lot of detail there because, again, this is now in the public marketplace, and as we all know, there's great uncertainty about the process of what could happen here.  So we're very excited about the transaction and we expect and hope to be—to consummate the merger as planned.  But it'd be, I think, inappropriate to go through that type of detail here.

Omotayo Okusanya:                                        Fair enough.  Thank you, Mike.

Michael Schall:                                                    Thank you.

Operator:                                                                    Our next question is from Dave Bragg with Green Street Advisors.  Please proceed with your question.

David Bragg:                                                           Great, thank you.  Good morning.  Mike, your last comment on great uncertainty struck us as a little unusual in this situation.  What's the break-up fee associated with this deal?

Michael Schall:                                                     It's 170 million, 3.9%, roughly, of the equity value.

David Bragg:                                                           Great, thank you.  Just going back to the size of the Company topic, it's just been so specific and clear that the optimal size of the Company is 8 to 11 billion and you place such a high value on being able to move the needle via external growth, so what are the chances that significantly more assets will be sold or put in JVs than this initial plan indicates?

Michael Schall:                                                     You know, that's sort of a hypothetical question, Dave, and I hear you.  I mean, we have, you know, laid out a plan here and we have—as over many, many years, we expect the marketplace to hold us accountable to the plan.  So, you know, I believe in the—again, back to the cost-of-capital benefits, I believe in that, and I believe that it will enhance the external growth to a level that's approximately equal to the increased share count.

Again, you know, when you were talking about Company size, Company size within a vacuum is one thing, but the Company size when you have less competition in the marketplace for deals, acquisitions, development deals, you know, people, et cetera, I think we are arguing and believe that there is a larger—a little bit larger size that is appropriate, given those.  We also still have the condo sales that are out there, and so that is a logical and normal part of our expectation to realize those values over a longer period of time.  So there is some essentially built-in, pre-programmed selling activity that we expect to do, no matter what.

David Bragg:                                                           All right, thanks for that.  That's helpful.  You've long laid out three goals as it relates to acquisitions.  I'm paraphrasing, but I think you've said that they should be accretive to NAV, FFO, and to the Company's growth rate.  Because this doesn't so clearly check all of those boxes, are you balancing that with the more qualitative or harder-to-measure aspects that you just mentioned?

Michael Schall:                                                    Absolutely.  We look at this transaction as a once in a career type of opportunity, and, you know, focused with the other potential outcomes of other competitors in our marketplace and/or all the other outcomes, including the one referred to in something you published in the last 24 hours.  And, you know, we looked at all those things and we thought that an NAV and growth rate-neutral, slightly FFO positive transaction was appropriate in the circumstances, and certainly, our Board—and Connie can speak on behalf of the BRE Board, but I think the Boards were absolutely convinced and unanimously approved the deal as a result.

But within the context of the discipline and how we looked at the transaction, we looked at the same elements that we always look at.  We did it side-by-side.  It was—again, the last thing that I personally want to do is dig myself into a growth hole, and so I had to convince myself, and certainly did, that this transaction did check the boxes, if just barely or nominally, and that is how we priced it and that is what our expectation is.  So, no change in how we look at the world there, Dave.

David Bragg:                                                            All right, thanks for that insight.

Operator:                                                                    Our next question comes from Alexander Goldfarb with Sandler O'Neill.  Please proceed with your question.

Alexander Goldfarb:                                        Good morning out there.

Michael Schall:                                                    Hey Alex.

Alexander Goldfarb:                                        Hey, and thank you for getting this announcement out this week as opposed to next week.

So just quickly, Mike, one, I mean knowing you guys and obviously having heard you guys speak about the way George looks at the Company, did—I mean, it sounded like you said that the accretion of $0.05 to $0.08 on the FFO accretion is really driven by non-cash mark-to-market, which that seems something hard to believe that George would approve.  So I'm assuming that the deal is cash flow accretive after the 18 months, or is it really that it is just non-cash accretive in the next few years?

Michael Schall:                                                     You know, I mean, if we took every acquisition that we've made that had above market debt on it and said, "Oh, it has to be cash flow accretive," we would not be buying nearly what we bought over the last couple years.  We—again, our view is the better way to look at it is not just strictly the FFO impact.  The better way is the present value, the mark-to-market, the debt mark-to-market, you know, the payments, in effect, and make a price adjustment to the deal to do that.  That's how we looked at it in this transaction, and that's how we always have looked at it.  So, you know, we have not departed in any way from the standard approach, which we think is more accurate.  I get that the marketplace is very FFO sensitive and so it likes to use that metric.  We would just ask you to take a broader look at that issue and—you know, because I feel very strongly—and Mike Dance is sitting next to me; he feels equally strongly—that the adjustment to purchase price is the better way to look at that metric.

Alexander Goldfarb:                                        Okay, so what you're saying is based on the historic way that Essex has invested and grown the dividend—and obviously, this is a little bit of a bigger deal—but conceptually, you know, the dividend should still grow in a similar way.  Is that—because the cash flows grow, right?

Michael Schall:                                                     Yes, exactly.

Alexander Goldfarb:                                        Okay.  Second question is, when we looked at your number and when, you know, everyone on this side of the—you know, outside on the bleachers was having fun over the past few weeks doing earnings accretion or dilution, you know, if we look and—forgive me, I don't have the Street in front of me, but we'll take our 830-ish type number for '14—and when you ran BRE coming into the Company, you sort of get a range of anywhere from 765 to 790, depending on assumptions.  I think the Street and we are somewhere around low 770s for this year.  It almost sounds like yes, the deal is accretive versus '13, but it's sort of dilutive to what '14 would've been with Essex on its own.  So, how do you guys sort of justify, or how do you guys think about Essex's growth profile on its own versus what it will be now that it's being—now that it's merging with BRE?

Michael Schall:                                                    Actually, Alex, I mean—and our models may not converge and we'll have to work through that going forward, but the way that we underwrote this is relative to Essex standalone.  So we think that the first year core FFO that I referred to in the script at $0.05 to $0.08 is taking the moment that we buy—or we merge, through that first year of operations and compare it to Essex on a standalone basis.  So there's, you know, probably a modeling issue that needs to be worked through in the next several months.

Alexander Goldfarb:                                        Right, which obviously is now easier now that it's fully out in the open so we can now talk.  Okay, perfect.  Listen, thank you very much.

Michael Schall:                                                    Thank you.

Operator:                                                                    Our next question comes from Nick Yulico with UBS.  Please proceed with your question.

Nicholas Yulico:                                                   Thanks.  Just going back to the $0.05 to $0.08 of accretion, I was hoping to get some clarification on, you know, how much of the development deliveries from BRE are included in that number.  Are you just looking at 2014, the calendar type impact from those development deliveries?  Then also, you know, what is the plan to fund the 240 million that's left on that pipeline?  BRE was going to use asset sales.  Are you also planning to do that?

Michael Schall:                                                     You know, I don't think that we're far enough down the road to answer the second question, which is exactly how do we fund that.  I mean, I think that on the combined balance sheet it's not very large as a component.  We're doing some things on the Essex side to expand some of our facilities and make sure we have plenty of firepower there.  So I think we have different financing options going forward, and so we will work through those as a combined entity and work closely during this period of time to try to find answers to those questions.  So I don't at this point in time want to comment about exactly how we're going to fund the rest of the development pipeline.  We will do that in the coming months.

In terms of the—exactly how the accounting works and the FFO expectations work, I don't have those details in front of me.  The lease-ups, in general, are dilutive and I don't recall what the relative dilution to lease-ups are in both cases.  I think that those are temporary short-term issues, and there could be some variation from quarter-to-quarter, as we've seen.  You know, as we—if you increase your absorption ratio, it has impacts on most numbers, and so I think just let's wait until we go through the full modeling discussion to answer those questions.

Nicholas Yulico:                                                  Okay, so it sounds like there's not much of a, perhaps, positive impact on the combined FFO from the BRE development deliveries next year.  Is that...?

Michael Schall:                                                    I don't believe so.  I think the bigger impact is in '15, yes.

Nicholas Yulico:                                                  Okay, okay, great.

Michael Schall:                                                     Again, during the lease-ups they're all by definition dilutive, and again, the dilution is more a function of absorption rates, which can vary pretty significantly, you know?  If we underwrite—and I think in most cases we have underwritten it, you know, 25 to 30 a month absorption.  In some cases, we got 50, so that actually influences those numbers a lot without really changing the overall results.  You just end up moving, you know, FFO dollars from quarter-to-quarter.

So again, let us work through the model and we'll be better able to answer that question.

Nicholas Yulico:                                                  Okay, and then I figure I would at least try to get a possible range on a Prop 13 impact for the deal.

Michael Schall:                                                    Again, I think that goes back to the underwriting assumptions, so we—you know, other than to say that we think synergy savings approximately offsets the Prop 13 impact, I think that's as far as we want to go at this point.

Nicholas Yulico:                                                  Okay, thanks.

Operator:                                                                    Our next question comes from Tony Reinhold with Imperial Capital.  Please proceed with your question.

Tony Reinhold:                                                      Hey guys, thanks for taking the call.  A couple of things.  I did want to discuss the California tax thing, but you covered it in decent detail.

I'd like to go into a little detail.  You say you've been exploring alternatives for the better part of a year.  Can we go into some detail of what happened about a year ago when there was a stake in the Company and we put a poison pill in place and how over the last year the process has kind of worked, please?

Constance Moore:                                              Well—this is Connie.  I think the last year there was rumors.  I'm not going to comment on rumors.  There were—you know, obviously, Essex made a stake in a company.  Many people believed it was BRE.  Essex never said it was BRE.  BRE said it never was BRE.  So—but from BRE's Board's perspective, we have been spending a lot of time.  I think those of—any of you who met with us at NAREIT, including Bud Lyons, our Chairman, I think you certainly came away very—with a very clear notion that this is a Company, a Board, and a Management team that was very focused on enhancing shareholder returns and value and we looked at a number of strategic alternatives, and we're thrilled that this was the alternative that ultimately made the most sense for our shareholders.  But this has been a long process, but I really don't want to comment on something that was certainly not substantiated at the end of last year.

Tony Reinhold:                                                      Well, let me ask you, do you think the break fee is a little egregious, or not, in your opinion?

Michael Schall:                                                    No, we...

Constance Moore:                                              It's market, was the way we looked at it, and our advisors, and I think Essex's advisors as well, just certainly down right down the middle of the fairway so—and we're very comfortable with it.

Tony Reinhold:                                                      Were there other parties in the process?

Constance Moore:                                              That will all be disclosed in the proxy.

Operator:                                                                    Our next question comes from Rich Anderson with BMO Capital Markets.  Please proceed with your question.

Richard Anderson:                                           Thanks.  Good morning, congratulations.  So just if I can extrapolate the MAA and Colonial, their initial synergies are 25 million, but they could do as much as 30 or 35 million longer term, and it's off a similar base of op ex, including G&A, about 150 million for Colonial, 150 million for BRE.  I know you're not going to comment about, you know, the specifics, but I'm curious timing-wise.  You know, a big chunk of that synergy is going to happen quickly, the first 25 million out of overhead, but then there's a longer-term component to that.  Is that how we should be thinking about the timing of your synergies relative to, you know, what we've seen most recently in that other deal?

Michael Schall:                                                    Yes, I think so.  I mean, you're going to have—you know, obviously, there will be deal costs that'll be part of that—will be noise over that transition period.  But we do believe in the longer-term savings as we put together the two platforms and end up with something better, and so I think you're thinking about them in a similar way that we are.

Richard Anderson:                                           How much of the $0.05 to $0.08 of accretion has your synergies tied to it, in the first year?

Michael Schall:                                                     Very little.  Again, synergies—and synergies effectively offset Prop 13, in our view.

Richard Anderson:                                           Okay, very little in 2014?  Is that what you're saying?

Michael Schall:                                                    Yes.

Richard Anderson:                                           Okay, so you get the kind of the Prop 13 issue, but no offsetting synergies in 2014.

Michael Schall:                                                     I mean, there are—on a net basis, you know, that's how we are looking at it.  Again, there's a lot of moving parts, as you can appreciate, so—but materially I think that there'll be some—enough savings to offset the Prop 13 impact.  Longer-term we're not sure what that number is going to be.  Longer-term it could be significantly better than we think.

Richard Anderson:                                           A gazillion.

Michael Schall:                                                    We are pretty sure that it's a material number, and—but I think the other piece is not just savings, it's execution.  You know, what is the effect of having more assets within a concentrated place on marketing programs, for example?  We think that that is another important area.  So again, you know, this has been—keep in mind that this has been a whirlwind process from our perspective, and so some of these answers are just going to have to come down the road.  As I said, we underwrote every asset, but it all happened within a very compressed period of time, and to drill too far into the details is very difficult at this point in time.

Richard Anderson:                                           So, that leads to my next question, the word whirlwind.  So, you're saying on November 12th when you said you're not going—had no interest in pursuing BRE at this time, that was you—that was with full—with no knowledge of any of this going on as we see it today?

Michael Schall:                                                     All this will come out in the proxy.  Let's just let it be as opposed to going through, you know, detailed process questions at this point.

Richard Anderson:                                           Okay, then if I can just—the CEO position has been made public.  What about the rest of the Executive Suite?  Have you decided about that in terms of who will take on what role, or will it be mostly from Essex?

Michael Schall:                                                    We have not had the opportunity—the other part of this is we had limited access to properties, limited access to staff, et cetera.  So all of that—limited access to, you know, potential partners.  So all that's happened in a relatively short period, again, it'll all be displayed in the proxy and so there's a certain amount of information that's just going to have to come as more time is spent on...

Richard Anderson:                                           You got it.  Thanks very much, Mike.  I appreciate it.

Operator:                                                                    Our next question comes from Karin Ford with KeyBanc Capital Markets.  Please proceed with your question.

Karin Ford:                                                               Hi, good morning.  Mike, I think you mentioned earlier in the call that the acquisition would be somewhat dilutive to the condo opportunity within Essex.  Do you have a sense for what the condo opportunities are within the BRE portfolio?

Michael Schall:                                                    You know, I do, but I'm not—I don't have that information in front of me.  It is—you know, we spent a considerable amount of time and effort acquiring condo buildings, and BRE, I believe, has one or two that they acquired and some other condo mapped assets within their portfolio, but not as much as Essex.  But they do have some.  So again, you know, I balance that as being something that was mildly dilutive to the overall NAV prospect going forward and growth prospect going forward, and I offset that with the positives from the overall platform.

Karin Ford:                                                               Great.  Second question is the operating synergies, are most of those on the expense side, or do you think there's a substantial component on the revenue side as well?

Michael Schall:                                                    The ones that we've really focused on, the vast majority of them are on the expense side.

Karin Ford:                                                               Okay, thank you.

Operator:                                                                    We have time for one more question, and our next question will be from Paula Poskon with Robert W. Baird.  Please proceed with your question.

Paula Poskon:                                                        Thanks very much.  I'm sorry if I missed this earlier.  Have you determined which Board members from BRE will join the new Board?

Michael Schall:                                                    No, we have not.  The Board will be expanded by three persons, and that will be forthcoming.

Paula Poskon:                                                        Thanks, Mike, and then just lastly, have you thought about—or is it just too early yet to think about the integration plan and which areas you may tackle sooner than later?

Michael Schall:                                                     Well, with the signing of the agreement, the first order of business is meeting with the Senior Executives of BRE.  And guess what?  We are in San Francisco this morning in the BRE offices having this conference call, and our first order of business immediately following this is exactly that.  So we don't have, you know, a good idea.  We have not had a significant amount of interaction with them, and we look forward to it.  Obviously, they have some great people and so does Essex, and we're looking forward to those conversations.

But as to the integration plan, you know, big picture it's roughly 30 days to put together a pretty comprehensive plan and then go into execution mode from that point on.  But that's where we are, at this point in time.

Paul Poskon:                                                           Thanks, Mike.

Michael Schall:                                                     Thank you.

Operator:                                                                     Ladies and gentlemen, this will conclude our question-and-answer session.  I would like to turn the conference back over to Mr. Michael Schall for closing remarks.

Michael Schall:                                                    Thank you, Operator.  Again, thank you all for participating in the announcement of this exciting news.  We appreciate your time and we look forward to further discussions.  We wish you all a wonderful holiday season.  Thank you.

Operator:                                                                    This concludes today's teleconference.  You may disconnect your lines at this time and thank you for your participation.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements which are based on current expectations, estimates and projections about the industry and markets in which Essex Properties Trust, Inc. ("Essex") and BRE Properties, Inc. ("BRE") operate and beliefs of and assumptions made by Essex management and BRE management, involve uncertainties that could significantly affect the financial results of Essex or BRE or the combined company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Essex and BRE, including future financial and operating results, and the combined company's plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business, (iii) changes in market demand for rental apartment homes and competitive pricing, (iv) risks associated with acquisitions, including the integration of the combined companies' businesses, (v) maintenance of real estate investment trust ("REIT") status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies' ability to consummate the merger on the terms described or at all and the timing of the closing of the merger, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission ("SEC") by Essex and BRE from time to time, including those discussed under the heading "Risk Factors" in their respective most recently filed reports on Forms 10-K and 10-Q. Neither Essex nor BRE undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information About This Transaction
In connection with the proposed transaction, Essex expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Essex and BRE that also constitutes a prospectus of Essex. Essex and BRE also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Essex and BRE with the SEC at the SEC's website at www.sec.gov. Copies of the documents filed by Essex with the SEC will be available free of charge on Essex's website at www.essexpropertytrust.com or by contacting Essex Investor Relations at 650-494-3700. Copies of the documents filed by BRE with the SEC will be available free of charge on BRE's website at www.breproperties.com or by contacting BRE Investor Relations at 415-445-3745.

Essex and BRE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Essex's executive officers and directors in Essex's definitive proxy statement filed with the SEC on April 1, 2013. You can find information about BRE's executive officers and directors in BRE's definitive proxy statement filed with the SEC on March 11, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Essex or BRE using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.